News release

28 December 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Announcement of Non-Discretionary Share Buyback Programme

Reed Elsevier PLC and Reed Elsevier NV (the “Companies”) announce that they will each commence an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £100 million in total based on a number of disposals which are well progressed. The programme will commence on 31 December 2012 and end on 27 February 2013, running through the next close period of the Companies which commences on 1 January 2013 and ends at the time of the announcement of Reed Elsevier’s full-year results on 28 February 2013. The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the equalisation ratio and their respective issued share capital. The Companies intend that shares purchased will be held in treasury.

Any acquisitions will be made on behalf of the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares. In addition, any acquisitions effected by Reed Elsevier PLC will be in accordance with Chapter 12 of the Listing Rules and any acquisitions effected by Reed Elsevier NV will be in accordance with the EU’s Buy-back and Stabilisation Regulation.

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Enquiries
Colin Tennant (Investors)
Tel : +44 (0)7824 520946

Paul Abrahams (Media)
Tel : +44 (0) 20 7166 5724

Notes to editors

About Reed Elsevier

About Reed Elsevier
Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.  Reed Elsevier Capital Inc. is a wholly-owned indirect subsidiary of Reed Elsevier Group plc whose sole business is related to the issuance and payment of securities which are guaranteed by Reed Elsevier PLC and Reed Elsevier NV.